Exhibit 99.2

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY25	FY24	FY23
Earnings before income taxes	$1,078	$398	$238
Add back:
Certain U.S. GAAP items (2)	159	580	605
Interest expense	88	90	90
Earnings before income taxes, certain U.S. GAAP items and interest expense	1,325	1,068	933
Less:
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense (3)	284	215	220
Adjusted after tax profit	1,041	853	713
Less: After tax profit attributable to noncontrolling interests	14	12	12
Adjusted after tax profit attributable to Clorox	1,027	841	701
Average capital employed (4)	3,009	2,978	3,383
Less: Capital charge (5)	271	268	304
Economic profit (1) (Adjusted after tax profit attributable to Clorox less capital charge)	$756	$573	$397

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions / divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) Certain U.S. GAAP items include the loss on divestitures, the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, incremental operating expenses related to the implementation of the Company’s digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model and noncash impairment charges related to the Better Health Vitamins, Minerals and Supplements (Better Heath VMS) business. Refer to "Management's Discussion and Analysis: Summary of Non-GAAP Financial Measures" in Exhibit 99.1 for detail on the U.S. GAAP charges.
(3) The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 21.4%, 20.1% and 23.6% in fiscal years 2025, 2024, and 2023, respectively. The difference between the fiscal year 2025 effective tax rate on earnings of 23.6% is due to the tax rate impact of the FY25 divestiture of the Better Health VMS business, August 2023 cyberattack insurance recoveries, and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (2.3)%, (0.1)%, and 0.2%, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the FY24 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment, incremental August 2023 cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2%, and 0.2%, respectively. The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively.
(4) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(5) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Exhibit 99.2

Dollars in millions	FY25	FY24	FY23
Total assets	$5,561	$5,751	$5,945
Less:
Accounts payable and accrued liabilities (6)	1,813	1,473	1,650
Current operating lease liabilities	87	84	87
Income taxes payable	—	—	121
Long-term operating lease liabilities	305	334	310
Other liabilities (6)	330	827	804
Deferred income taxes	20	22	28
Non-interest bearing liabilities	2,555	2,740	3,000
Total capital employed (4)	3,006	3,011	2,945
After tax certain U.S. GAAP items (2)	—	—	362
Adjusted capital employed (4)	$3,006	$3,011	$3,307
Average capital employed	$3,009	$2,978	$3,383

(6) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.